October 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC  20549

Attention:          Ruairi Regan

Re:       MogulREIT II, Inc.

Post-qualification Amendment to Offering Statement on Form 1-A POS

File No. 024-10713

Post-qualification Request

Requested Date:            October 25, 2019

Requested Time:           4:30 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended,  MogulREIT II, Inc. (the “Company”) hereby respectfully requests that the above-referenced post-qualification amendment to the Company’s offering statement on Form 1-A POS (the “Offering Statement”) be qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

The Company hereby authorizes Lauren Prevost of Morris, Manning & Martin, LLP, counsel to the Company, to make such request on its behalf.

We request that we be notified of the qualification of the Offering Statement by telephone call to Lauren Prevost of Morris, Manning & Martin, LLP, at (404) 504-7744.

If you have any questions or comments regarding this acceleration request, please direct them to Ms. Prevost.

Very truly yours,

/s/ Jilliene Helman

Jilliene Helman
Chief Executive Officer

cc:   Lauren Prevost

Morris, Manning & Martin, LLP